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                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                                                   Cusip Number
                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One) __ Form 10-K  __ Form 20-F __ Form 11-K  X   Form 10-Q __ Form N-SAR
                                                    ___
                 For Period Ended: March 31, 1999
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [X ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended: December 31, 1998
                                                  _________________

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

                                  Wiltek, Inc.
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Full Name of Registrant


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Former Name if Applicable

                              542 Westport Avenue
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Address of Principal Executive Office (STREET AND NUMBER)

                               Norwalk, CT 06851
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 X       (a)     The reasons described in reasonable detail in Part III of this
__               form could not be eliminated without unreasonable effort or expense;

 X       (b)     The subject annual report, semi-annual report, transition
__               report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 __      (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

     The Issuer was unable to timely file the subject Form 10-QSB without unreasonable effort or expense because the Issuer became obligated, for the first time, to report financial results based on two distinct business segments. The time and effort required to prepare such information, both for the first quarter of the current fiscal year and for the corresponding period of the prior fiscal year, caused the delay.
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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Walter Keisch                    (203)            853-7400
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
         X  Yes   __ No
         __

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?    X  Yes   __ No
                                       __

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company will report a net loss of approximately $970,000 for the three months ended March 31, 1998, or $0.25 per share, from aggregate revenues of approximately $1,600,000. By comparison, for the three months ended March 31, 1999, the Company had revenues of approximately $1,900,000, net earnings of approximately $50,000 and earnings per share of $0.01. The difference in results is primarily attributable to the following factors: (i) lower managed service revenues of approximately $220,000 due to discontinued services by two large customers; (ii) decrease in gross margin from 37% to 32%, primarily due to the loss of messaging contracts from high margin customers; and
         (iii) increases in sales and marketing expenses, general and administrative expenses and research and development expenses by 94%, 161% and 55%, respectively, primarily due to the Company's conscious efforts to increase spending in these areas in order to grow the Company.

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                                  Wiltek, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  May 18, 1999                   By    Walter Keisch
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                                       Vice President - Finance and Chief
                                        Financial Officer.